December 12, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pamela A. Long, Assistant Director

Re: The Bancorp, Inc.
Registration Statement on Form S-3ASR (File No. 333-185218)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Bancorp, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3ASR (File No. 333-185218) together with all exhibits and amendments thereto, which was initially filed on November 30, 2012 (collectively, the “Registration Statement”).  The Company inadvertently used Form S-3ASR and has since correctly filed a registration statement on Form S-3. No securities as described in the Registration Statement were sold.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at megan@thebancorp.com or via facsimile at (302) 791-5609, with a copy to Mark Rosenstein of Ledgewood, P.C., via email at mrosenstein@ledgewood.com or via facsimile at (215) 735-2513.

If you have any questions regarding this application, please contact Mark Rosenstein of Ledgewood, P.C. by telephone at (215) 731-9450. Thank you for your attention to this matter.

Sincerely,

THE BANCORP, INC.

By:	/s/ Martin F. Egan
Martin F. Egan
Chief Accounting Officer

LW:713467.1